United States securities and exchange commission logo





                             September 9, 2020

       Christopher Bogart
       Chief Executive Officer
       Burford Capital Limited
       Regency Court, Glategny Esplanade
       St. Peter Port GY1 1WW
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Supplemental
Response Letter dated August 31, 2020
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            CIK No. 0001714174

       Dear Mr. Bogart:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Supplemental Response Letter dated August 31, 2020

       Amendment No. 1 to Draft Registration Statement on Form 20-F
       Risk Factors
       We are subject to the risk of being deemed an investment company, page
13

   1. We note your response to our prior comment 3. Please expand on your response as follows:

                                                        1. Please provide
additional detail to support your statement that you are    primarily
                                                        engaged    in the
businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B). In particular, please
provide information about the specific categories of assets that are
 Christopher Bogart
Burford Capital Limited
September 9, 2020
Page 2
      included and excluded from your calculations, including a description of which categories of assets are included in the calculation to show that you are
primarily engaged    under
      Section 3(c)(5)(A) and which categories are included under 3(c)(5)(B), and your reasoning for such inclusions and exclusions, as applicable. Please be sure to provide enough detail to allow the staff to independently verify your calculations.

      2. Please provide additional information about the CPAs as follows:

      a. Please provide additional detail about how Qualifying CPAs are tied to one or more
      specific cases of litigation, arbitration, or regulatory process.    In
your response, please
      address the specific rationale you use for distinguishing between CPAs and Qualifying
      CPAs.

      b. Please explain the contractual structure of a typical CPA. Are these agreements typically bilateral agreements between you and law firms or companies? Or are they tri-
      party agreements among all parties?

      3. Please provide additional analysis and support for your statement that the notes you
      acquire pursuant to a CPA represent    part or all of the sales price of
merchandise,
      insurance, and services.    In particular, please explain how you believe
this requirement is
      met with regard to Qualifying CPAs with law firm counterparties. Include in your analysis an explanation of whether the compensation arrangement for the law firm being 100%
      contingent on the outcome of the matter or based on hourly billing rates impacts whether
      the CPA represents the    sales price.

      4. In the case of Qualifying CPAs with law firm counterparties, please provide additional analysis and support for your statement that, under Section 3(c)(5)(B), a law firm may be considered a manufacturer, wholesaler or retailer of services.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Susan Block at (202) 551-3210 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Bogart
                                                             Division of
Corporation Finance
Comapany NameBurford Capital Limited
                                                             Office of Finance
September 9, 2020 Page 2
cc:       Andy Pitts, Esq.
FirstName LastName